February 27, 2025

M. Andrew Franklin
Chief Executive Officer
Cedar Realty Trust, Inc.
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452

       Re: Cedar Realty Trust, Inc.
           SC TO-I filed February 21, 2025
           File No. 005-38070
Dear M. Andrew Franklin:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed February 21, 2025
General

1. With a view towards improved disclosure, please advise us what consideration was given to including disclosure that holders of the Series B Shares may ultimately not have any of their tendered shares accepted for purchase if the aggregate purchase price for Series C Shares that are validly tendered equals or exceeds the Maximum
       Aggregate Purchase Amount.
Conditions of the Offers, page 22

2. A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and
       Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise the following conditions so that they are objectively determinable. February 27, 2025
Page 2

                   there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment,
           order or injunction threatened, invoked       located in the first
bullet point
           condition on page 22 (emphasis added); and
                   we learn that any change or changes have occurred or are threatened in our or
           our subsidiaries    or affiliates    business       located in the
last bullet point condition
           on page 23 (emphasis added).
3. If a tender offer does not contain offer conditions, an offeror that makes a tender offer must purchase all the securities tendered regardless of the circumstances, or the offeror risks making an illusory tender offer in contravention of Exchange Act Section
       14(e). If the aggregate purchase price for Series C Shares that are validly tendered and not properly withdrawn as of the Expiration Date equals or exceeds the Maximum
       Aggregate Purchase Amount, the Company will not purchase any Series B Shares tendered, thereby inviting the question as to whether the Series B Offer was illusory.
       To avoid potential compliance issues under Section 14(e), please consider including an offer condition that accounts for the possibility that no Series B Shares will be purchased in the above scenario.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions
cc:   David E. Brown, Jr.